Biocept, Inc.

5810 Nancy Ridge Drive

San Diego, CA 92121

(858) 320-8200

December 5, 2019

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Chris Edwards

Re:Biocept, Inc.

Registration Statement on Form S-1

File No. 333-234459

Acceleration Request

Requested Date:Friday, December 6, 2019

Requested Time:9:05 a.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Biocept, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 9:05 a.m. Eastern Time on Friday, December 6, 2019, or as soon thereafter as is practicable.  This request for acceleration is subject, however, to your receiving a telephone call prior to such time from the Registrant’s legal counsel, Cooley llp, confirming this request. The Registrant also hereby requests a copy of the written order verifying the effective date.

If you have any questions regarding this request, please contact Charles J. Bair of Cooley llp at (858) 550-6142 or Asa M. Henin of Cooley llp at (858) 550-6104.

Sincerely,

Biocept, Inc.

By: /s/ Timothy Kennedy

Timothy Kennedy

Chief Financial Officer and

SVP Operations